FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ENHANCES SENIOR MANAGEMENT TEAM
TO SUPPORT FURTHER CLINICAL DEVELOPMENT OF TTI-621

TORONTO, Jan. 17, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the following key additions to its leadership team:

  Blythe Thomson, MD, Executive Medical Director
  Jane E. Cole, RN, Senior Director, Clinical Operations
  Brian E. Jahns, PharmD, Senior Vice President, Commercial and Business Development

The company also announced that Eric Sievers, MD, has transitioned from Chief Medical Officer to Senior Clinical Advisor. In this new role, Dr. Sievers will maintain a close association with the company’s clinical programs and advisors, and continue to assist Trillium with clinical strategy and communications. The company is now initiating the process of identifying Dr. Sievers’ successor.

“These additions to our management team further bolsters our planned pipeline development activities,” said Dr. Niclas Stiernholm, President and CEO of Trillium Therapeutics. “Our new team members bring diverse and deep drug development expertise, and will have a major impact on the advancement of our TTI-621 program and corporate growth. Under Dr. Sievers’ guidance, our TTI-621 program has been well positioned for advancement in 2018. We look forward to continued benefit from Dr. Sievers’ expertise in his new role.”

Dr. Thomson, a board certified pediatric hematologist/oncologist, has held multiple academic and industry appointments, most recently at Ariad Pharmaceuticals, Epizyme Inc. and Medpace. She brings a great depth of experience in all phases of clinical development of therapies for solid tumors and hematologic malignancies, and will oversee Trillium’s development programs, ensuring they are optimized for adaptability and efficiency. Dr. Thomson completed her medical training at Ohio State University and the Fred Hutchinson Cancer Research Center, University of Washington, and currently serves as an attending physician at Floating Hospital for Children, Tufts University School of Medicine.

Ms. Cole brings to Trillium over 25 years of experience, leadership and capability in the global execution of drug development programs. A registered nurse who pursued a career in drug development, Ms. Cole has led numerous development teams in executing Phase I through Phase IV clinical trials globally. She has previously held clinical operation roles in multinational pharma companies, including Hoffman-La Roche, as well as in smaller biotechnology and contract research organizations. In her current role she will oversee the company’s clinical operations team as well as its relationships with clinical research organizations. Ms. Cole joins Trillium from Chiltern International, where she was Project Director, Global Executive Lead.

Dr. Jahns has a wealth of experience in commercial activities, including long-term planning, strategic marketing, and working in an international matrix environment with partners in the United States, Canada and Europe. Drawing on his experiences as a pharmacist and an academic, and 18 years at Hoffmann-La Roche, he has been involved in the success of products such as Rituxan®, Avastin®, Zelboraf® and Herceptin®. Dr. Jahns will focus on developing partnership opportunities between Trillium and potential collaborators, and providing input on the company’s commercialization activities.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

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Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about the timing of the TTI-622 clinical study and expectations of future contributions by the leadership team and advisor. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, the effectiveness and timeliness of clinical trials and the completeness, accuracy and usefulness of the data. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium’s Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com